

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 21, 2018

Timothy Orr
President
My Cloudz, Inc.
4010 East Tanager Lane, #A
Mead, Washington 99021

      Re: My Cloudz, Inc.
          Current Report on Form 8-K/A
          Filed January 3, 2018
          File No. 000-55852

Dear Mr. Orr:

    We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

    After reviewing your response to these comments, we may have additional comments.

Form 8-K

Business Description, page 5

1.   We note your response to comments 4 and 11. Please revise your disclosure to disclose that Mr. Long provided the formulation(s) at no charge to the company. Additionally, your disclosure on page 5 indicates that you had a verbal agreement with Mr. Long. If the company is party to an oral contract that would be required to be filed as an exhibit under Item 601(b)(10) of Regulation S-K if it were written, the company should provide a written description of the contract similar to that required for oral contracts or arrangements under Item 601(b)(10) of Regulation S-K. Please file the written description of the oral contract as an exhibit. Alternatively, advise us on the basis for your belief that the written description of the oral contract is not required to be filed as an exhibit. For guidance refer to Compliance and Disclosure Interpretations Regulation S-K

Question 146.04.

Intellectual Property, page 6

2.   We note your response to prior comment 5. Please discuss any legal limitations on your ability to enforce the protection of your intellectual property due to federal and state laws prohibiting the production and sale of CBD.

Government Regulation and Approvals, page 7

3.   We note your response to prior comment 6 and note the added risk factor "We could be found to be violating laws related to cannabis." Please clearly describe why you may be found in violation of the United States Federal Controlled Substance Act in connection with the sale of your products and clearly explain whether your CBD products are considered by the Drug Enforcement Administration to be Schedule I controlled substances. Please also highlight in the header for this risk factor that violating laws related to cannabis may result in your ceasing operations.

Item 9.01 Financial Statements and Exhibits, page 29

4.   We acknowledge your response to prior comment 10 in which you indicate that the "Company did not change its independent accountants, and as such has not filed any disclosure under Item 4.01 regarding the same." Please tell us whether this means, as of the October 10, 2017 filing date of the Item 2.01 Form 8-K, you decided that PLS CPA, A Professional Corp. will be the successor auditor for periods that include the October 9, 2017 Share Exchange Agreement. If true, amend the Form 8-K to include disclosures required by Item 304 of Regulation S-K to effect the termination of Fruci & Associates ll, PLLC and the engagement of PLS CPA, A Professional Corp. Alternatively, if this means that a decision has not been made as to which accountant will continue as the successor auditor, . confirm that you will file an Item 4.01 of Form 8-K and will provide all of the disclosures required by Item 304 of Regulation S-K within four business days of the date the decision is made.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Ibolya Ignat at 202-551-3636 or Jim Rosenberg at 202-551-3679 if you have questions regarding comments on the financial statements and related matters. Please contact Jeffrey Gabor at 202-551-2544 or Suzanne Hayes at 202-551-3675 with any other questions.

                                                Division of Corporation Finance
                                                Office of Healthcare & Insurance

cc: Thomas E. Puzzo